UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

08 April, 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Glenn A. Culpepper

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 42,500 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

187,488 Ordinary Shares under Share Option Schemes
Maximum of 102,199 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Myles Lee

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 75,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

457,060 Ordinary Shares under Share Option Schemes
Maximum of 172,725 Ordinary Shares that may vest under the 2006 Performance Share Plan

1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Albert Manifold

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 55,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

215,241 Ordinary Shares under Share Option Schemes
Maximum of 130,225 Ordinary Shares that may vest under the 2006 Performance Share Plan

1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

William I. O’Mahony

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O’Mahony

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William I. O’Mahony                                                               777,537
Arnolda L. O’Mahony                                                              311,216
AC Employee Benefit Trustees Limited Acct CRG           678

8. State the nature of the transaction

(i)     Exercise of share option
(ii)     Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

182,619

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.026100%

11. Number of shares, debentures or financial instruments relating to shares disposed

182,619

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.026100%

13. Price per share or value of transaction

(i)	€15.5646

(ii)        €18.53

14. Date and place of transaction

(i)     7th April 2010, Dublin
(ii)     7th April 2010, The Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,089,431; 0.155704%

16. Date issuer informed of transaction

7th April 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mark S. Towe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 60,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

399,241 Ordinary Shares under Share Option Schemes
Maximum of 159,289 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/secretary

Neil Colgan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Neil Colgan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 4,500 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

40,427 Ordinary Shares under Share Option Schemes
Maximum of 6,000 Ordinary Shares that may vest under the 2006 Performance Share Plan
2,772 Ordinary Shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Doug Black

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Doug Black

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Doug Black                                                                              87,804
Bank of Ireland Nominees Limited Acct BONYADR      3,507

8. State the nature of the transaction

(i) Exercise of share option
(ii) Sale of shares
(iii) Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

(i) 14,610
(iii) Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.002088%

11. Number of shares, debentures or financial instruments relating to shares disposed

2,610

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.000373%

13. Price per share or value of transaction

(i) €16.2381
(ii) €18.51

14. Date and place of transaction

(i) 7th April 2010, Dublin
(ii) 7th April 2010, The Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

91,311 (including 3,507 held in the form of ADRs); 0.01305%

16. Date issuer informed of transaction

7th April 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 46,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

295,616 Ordinary Shares under Share Option Schemes
Maximum of 106,962 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Jack Golden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 13,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

126,426 Ordinary Shares under Share Option Schemes

Maximum of 40,763 Ordinary Shares that may vest under the 2006 Performance Share Plan

2,772 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Henry Morris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 40,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

236,597 Ordinary Shares under Share Option Schemes

Maximum of 108,299 Ordinary Shares that may vest under the 2006 Performance Share Plan

1,752 Ordinary shares under Savings-related Share Option Scheme

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

William J. Sandbrook

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William J. Sandbrook

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Not applicable

8. State the nature of the transaction

Award under the CRH 2006 Performance Share Plan
- see details below

9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th April 2010

18. Period during which or date on which it can be exercised

Between March 2013 and April 2014

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Maximum of 44,000 Ordinary Shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable – this notification refers to a share award

22. Total number of shares or debentures over which options held following notification

256,800 Ordinary Shares under Share Option Schemes
Maximum of 101,853 Ordinary Shares that may vest under the 2006 Performance Share Plan

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

8th April 2010

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 08 April, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director